UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-4881

Avon Personal Savings Account Plan

(Full title and address of the plan)

AVON PRODUCTS, INC.

1345 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10105-0196

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office)

REQUIRED INFORMATION

(a)	Financial Statements and Schedule

In accordance with the instructions to this Form 11-K, the financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA) are filed herewith in lieu of the requirements of Items 1 to 3. Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

(b)	Exhibits

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

Avon Personal Savings Account Plan

Index

December 31, 2006 and 2005

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Board of Avon Products, Inc.

Fiduciary of the Avon Personal Savings Account Plan and

Plan Participants of the Avon Personal Savings Account Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avon Personal Savings Account Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statement, in 2006 the Plan adopted FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

New York, New York

June 27, 2007

Avon Personal Savings Account Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(in thousands of dollars)	2006	2005
Assets
Investments (Notes 3 and 4)
Common stock of Avon Products, Inc.	$205,795	$183,608
Nothern Trust S&P 500 Index (common/collective trust)	65,668	61,937
JPMorgan Fleming Stable Value Fund (common/collective trust)	111,824	116,003
Synthetic wrapper	—	—
Mutual funds	215,055	197,468
Cash and cash equivalents	12	1,149
Participant loans	11,031	11,902

Total investments at fair value	609,385	572,067

Income receivable	—	4
Employee receivable	3	—

Net assets available for benefits at fair value	609,388	572,071

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,223	1,866

Net assets available for benefits at contract value	$611,611	$573,937

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

(in thousands of dollars)	2006
Additions to net assets attributable to
Investment income
Net appreciation in fair value of investments (Note 3)	$51,700
Dividends	14,662
Interest	6,347
Other income	383

Total investment income	73,092
Contributions
Participant	25,817
Rollovers	4,984
Employer	12,644

Total contributions	43,445

Total additions	116,537

Deductions from net assets attributable to
Benefits paid to participants	77,620
Administrative expenses	1,243

Total deductions	78,863

Net increase in net assets available for benefits	37,674
Net assets available for benefits
Beginning of year	573,937

End of year	$611,611

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Summary of Plan

The following description of the Avon Personal Savings Account Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for more complete information. Avon Products, Inc. (“Avon” or the “Company”) is the administrator of the Plan (the “Plan Administrator”).

General

The Plan is a defined contribution plan covering all full-time employees of the Company from their date of hire and all part-time employees once they have completed one year of service. The Plan was amended on December 17, 2001, to comply with the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, and the Community Renewal Tax Relief Act of 2000. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended on December 28, 2002, to comply with and make changes permitted by the Economic Growth and Relief Act of 2001.

The Plan was amended effective February 25, 2005, to suspend matching contributions until the end of 2005. Matching contributions were reinstated in 2006. The Plan was amended March 28, 2005, to decrease the cash out limit from $5,000 or less to $1,000 or less. The Plan was amended December 1, 2005, for various required amendments related to the definition of compensation and the definition of financial hardship. The plan was amended November 17, 2006, for the following reasons: (1) to modify the definition of compensation; (2) to permit non-spouse beneficiaries to roll over their account balances to their individual retirement accounts, as is permitted by the Pension Protection Act of 2006; (3) to clarify the rules relating to retroactive reclassifications of workers; (4) to allow complete diversification of previously contributed matching contributions without a service requirement; (5) to limit the frequency of in-service distributions, other than distributions for financial hardship; (6) to clarify the hardship distribution provisions and to limit hardship distributions in certain situations; and (7) to make certain amendments required by the final Treasury Regulations under Sections 401(k) and (m) of the Internal Revenue Code (the “Code”) relating to nondiscrimination testing and calculations of income relating to satisfying such nondiscrimination tests.

Contributions

Participants may contribute into the Plan from one percent to 25 percent of qualified compensation as defined by the Plan. A participant can contribute on a before-tax basis, an after-tax basis, or a combination thereof.

Effective January 1, 2007, participants are no longer eligible to contribute to the Plan while receiving disability payments.

In 2005, Avon temporarily suspended the Company match. In 2006, Avon reinstated the matching contributions at a rate of $1.00 for every $1.00 of participant contributions up to the first three percent of eligible compensation, and $.50 for each $1.00 contributed from four percent to six percent of eligible compensation. These matching contributions will be made in cash, and then used to purchase shares of Avon common stock in the open market. In 2006, participants could diversify their employer contributions into other funds based on the following schedule:

Less than three years of participation	0%
Three or more years of participation	50%

Avon Personal Savings Account Plan

Notes to Financial Statements

December 31, 2006 and 2005

Attained age 55, with ten years of service at the Company	100%

Effective January 1, 2007, Avon eliminated all diversification restrictions in the Plan. The Plan provides that all participants will be able to diversify Avon’s matching contributions at any time, regardless of length of participation or age and service. The Avon match will continue to be invested initially in Avon common stock.

In accordance with the provisions of Section 415 of the Code, the annual additions (generally employer and participant contributions) to a participant’s account may not exceed the lesser of: (a) $44,000 in 2006 and $42,000 in 2005, or (b) 100% of a participant’s compensation. In addition, the amount a participant can contribute on a before-tax basis was limited to $15,000 in 2006 and $14,000 in 2005.

Eligible participants age 50 or over are allowed to make additional catch-up contributions, so long as they have met the annual contribution limit. In 2006, an additional $5,000 could be contributed on a before-tax basis once the annual limit was reached for a total before-tax contribution of $20,000. In 2005, an additional $4,000 could have been contributed on a before-tax basis once the annual limit was reached for a total before-tax contribution of $18,000.

Rollover contributions are assets transferred to the Plan by participants who receive distributions from other qualified plans (i.e., tax-qualified rollovers, pension, profit-sharing or savings plan).

These contributions are accepted subject to the consent of the Plan Administrator. Any such rollovers will become part of the participant’s account but will not be entitled to any employer matching contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and receives an allocation of: (a) the Company’s contribution; (b) Plan earnings; and (c) administrative expenses. Allocations of administrative expenses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Effective June 30, 2005, the RS Diversified Growth Fund was replaced by the Vanguard Explorer Fund.

Except for the RS Diversified Growth Fund, each participant may direct the investment of all their contributions to any one of the following funds or a combination thereof (in multiples of one percent):

American Century Growth Fund

This domestic equity growth fund seeks long-term growth by investing in larger companies with market capitalization in excess of $5 billion.

American Century Ultra Fund

This domestic equity growth fund seeks long-term capital growth by investing in common stocks of companies with accelerating earnings and revenue growth. The fund generally invests in large companies with capitalization in excess of $5 billion.

Avon Personal Savings Account Plan

Notes to Financial Statements

December 31, 2006 and 2005

Avon Stock Fund

This fund is invested in common stock of Avon. This fund is comprised of employee and employer contributions. This fund was created effective February 20, 2004 when the Avon Common Stock Fund, which held employee contributions, and the Avon ESOP Account, which held employee matching contributions and net assets from the former Avon Stock Grant Account, were combined.

Columbia Acorn International Fund

This fund seeks to provide long-term growth of principal by investing in a well-diversified portfolio of small and medium sized companies. The fund generally invests in the stocks of companies around the globe with capitalizations of less than $2 billion, favoring reasonably priced stocks, with strong earnings growth prospects.

Fidelity Diversified International Fund

This fund seeks capital growth by investing primarily in equity securities of companies located outside the U.S. The fund invests across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

Fidelity Freedom 2010 Fund

This fund seeks high total return and is targeted to investors expected to retire around the year 2010. The fund invests in a combination of Fidelity equity, fixed-income and money market funds and allocates the assets among these funds according to an asset allocation strategy. As the fund meets its target date of 2010, it continues to become more conservative, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2020 Fund

This fund seeks high total return and is targeted to investors expected to retire around the year 2020. The fund invests in a combination of Fidelity equity, fixed-income and money market funds and allocates the assets among these funds according to an asset allocation strategy. As the fund meets its target date of 2020, it continues to become more conservative, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2030 Fund

This fund seeks high total return and is targeted to investors expected to retire around the year 2030. The fund invests in a combination of Fidelity equity, fixed-income and money market funds and allocates the assets among these funds according to an asset allocation strategy. As the fund meets its target date of 2030, it continues to become more conservative, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2040 Fund

This fund seeks high total return and is targeted to investors expected to retire around the year 2040. The fund invests in a combination of Fidelity equity, fixed-income and money market funds and allocates the assets among these funds according to an asset allocation strategy. As the fund meets its target date of 2040, it continues to become more conservative, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom Income Fund

This fund seeks high current income and, as a secondary objective, capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income and money market funds.

Avon Personal Savings Account Plan

Notes to Financial Statements

December 31, 2006 and 2005

JPMorgan Fleming Stable Value Fund

This fund seeks to protect principal invested from market fluctuations and produce relatively predictable returns that should typically exceed money market funds. The fund (through a commingled fund) invests in a diversified portfolio of high quality, intermediate maturity fixed income investments as well as “benefit responsive” contracts that provide for principal and return stability.

Neuberger & Berman Socially Responsive Trust

This fund invests in common stocks issued by companies that the fund’s management considers to be undervalued (in terms of assets and earnings power), but display leadership in areas of social impact such as environment, workplace diversity and corporate citizenship. Pending investment or distribution, any portion of the investment funds may be held in cash, short-term obligations of the United States Government or other types of short-term investments, including commercial paper.

Northern Trust S&P 500 Index

This fund seeks capital appreciation. The fund invests in a sample of the securities found in the S&P 500 index and attempts to match the risk and return characteristics of the S&P 500 Index as closely as possible.

PIMCO Total Return Fund

This fund invests primarily in debt securities, including U.S. government securities, corporate bonds and mortgage-related securities, and foreign securities. The fund’s focus is on preservation of capital with minimum risk.

Royce Total Return Fund

This fund seeks both long-term growth of capital and current income. The fund invests primarily in a diversified portfolio of dividend-paying securities issued by small- and micro-cap companies. Normally, the fund will invest at least 65% of its assets in common stocks and convertible securities.

RS Diversified Growth Fund

This fund seeks long-term capital growth by investing primarily in small capitalization growth companies with capitalization of $1.5 billion or less and may also invest in securities of larger companies. RS Diversified Growth Fund invests in a broadly diversified mix of industry sectors and companies. This fund was replaced by the Vanguard Explorer Fund.

T. Rowe Price Equity Income Fund

This fund seeks to provide substantial dividend income and long-term capital appreciation through investments in common stock of established companies.

T. Rowe Price Mid-Cap Fund

This fund seeks to provide long-term capital appreciation by investing in mid-cap stocks with the potential for above-average earnings growth.

Tweedy, Browne Global Value Fund

This fund seeks long-term growth of capital by investing throughout the world in a diversified portfolio consisting primarily of non-U.S. marketable equity securities, although investments in U.S. securities are permitted and will be made when opportunities in the U.S. appear more attractive. Investments are focused in developed markets, and where practicable, foreign currency exposure is hedged back into U.S. dollars.

Avon Personal Savings Account Plan

Notes to Financial Statements

December 31, 2006 and 2005

Vanguard Explorer Fund

This fund seeks to provide long-term capital appreciation by investing mainly in stocks of small companies that tend to be unseasoned but are considered by the fund advisors to have superior growth potential. These companies often provide little or no dividend income.

In addition, all or any part of the funds may be held in a pooled fund maintained by the JPMorgan Chase Bank (“Trustee”), together with the assets of other trusts established under deferred compensation plans qualified under Section 401(a) of the Code.

Vesting

Participants are immediately 100% vested in participant and Company matching contributions.

Payment of Benefits

Upon termination, participants receive their account balances as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave account balances in the Plan and withdraw it at any time up to age 65. The Plan was amended March 28, 2005, to decrease the cash out limit from $5,000 or less to $1,000 or less. A ten-percent tax is imposed by the Code on a participant for certain withdrawals made before the Plan participant reaches 59-1/2.

Participant Loans

The Plan provides that participants may apply for a loan collateralized by their account. To be eligible, a participant may not have another loan outstanding from their account. The maximum amount of any loan to an individual is the lesser of: (a) $50,000 reduced by the highest outstanding loan balance in the last 12 months or (b) one half of the current value of the vested balance of the participant’s account in the Plan. The minimum loan amount is $1,000. Interest is charged at one percent above prime rate. Once determined, the interest rate is fixed for the duration of the loan.

Repayment periods generally range from one to five years, with a ten-year maximum repayment period for loans used in connection with the purchase of a principal residence. Loan repayments are made through payroll deductions with principal and interest being credited to the participant’s account. Repayment of the entire balance is permitted at any time.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan offers a number of investment options including the Avon Stock Fund, which invests in the common stock of Avon Products, Inc. and a variety of pooled investment funds, some of which are registered investment companies. The Plan’s investment options provide exposure to U.S. equities, international equities, futures, fixed income securities, stable value investments and

Avon Personal Savings Account Plan

Notes to Financial Statements

December 31, 2006 and 2005

derivative contracts. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Avon Stock Fund, which invests in the common stock of Avon Products, Inc.

Valuation of Investments

The Plan’s investments are stated at fair value. Investments in Avon common stock are valued at quoted market prices. Investments in mutual funds are valued at quoted market prices, which represent the net asset value as calculated by the investment managers. Common/collective trusts are stated at fair value based on net asset value on the last day of the Plan year. Participant loans are valued at cost, which does not differ materially from fair value. The net depreciation or appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan in 2006.

Purchases and sales of securities are recorded on trade date and gains or losses on disposition are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded when earned.

Investment Contracts

The Plan entered into benefit-responsive investment contracts, such as synthetic guaranteed investment contracts (“wrapper”), through the Stable Value Fund with various third parties. The contract value, as reported to the Plan by various third parties, represents contributions made to the investment, plus earnings, less participant withdrawals and administrative expenses. The contracts permit up to 20% of the Fund to be redeemed in a given year for Plan sponsor initiated events. The wrapper issuers are contractually obligated to repay principal and a specified interest rate that is guaranteed by the Plan. There are no events known to us which are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrapper contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances, including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager or failure by these same parties to meet material obligations under the contracts, or other similar type of events.

On December 29, 2005, The Financial Accounting Standards Board (“FASB”) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP, effective for financial statements issued for periods ending after December 15, 2006.

Avon Personal Savings Account Plan

Notes to Financial Statements

December 31, 2006 and 2005

Management has adopted the FSP in the Plan’s financial statements for the year ended December 31, 2006, including revised disclosures for the year ended December 31, 2005.

A synthetic guaranteed investment contract provides for a fixed return on principal over a specified period of time, e.g. monthly crediting rate, through fully benefit-responsive wrapper contracts issued by third parties, which are backed by underlying assets owned by the Plan, principally the JPMorgan Intermediate Bond Fund. The wrapper value provided by third parties represents the amount by which the value of the investment contracts are greater than the value of the underlying assets.

The crediting rate is reset each calendar quarter based on data as of the last business day of the month prior to the end of the quarter, but not less than zero.

	As of December 31, 2006
(in thousands of dollars)	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
JPMorgan Intermediate Bond Fund		$110,447	$—	$110,447
JPMorgan Liquidity Fund		1,258	—	1,258
U.S. Treasury N/B		119	—	119
Wrapper — IXIS Capital Markets	AAA	—	741	741
Wrapper — State Street Bank	AA	—	741	741
Wrapper — Monumental Life Insurance	AA	—	741	741

Total		$111,824	$2,223	$114,047

	As of December 31, 2005
(in thousands of dollars)	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
JPMorgan Intermediate Bond Fund		$114,472	$—	$114,472
JPMorgan Liquidity Fund		1,411	—	1,411
U.S. Treasury N/B		119	—	119
Wrapper — IXIS Capital Markets	AAA	—	622	622
Wrapper — State Street Bank	AA	—	622	622
Wrapper — Monumental Life Insurance	AA	—	622	622

Total		$116,002	$1,866	$117,868

The average yield based on actual earnings was 5.27 percent and 5.39 percent at December 31, 2006 and 2005, respectively. The average yield based on interest rate credited to participants was 4.92 percent and 5.04 percent at December 31, 2006 and 2005, respectively.

Avon Personal Savings Account Plan

Notes to Financial Statements

December 31, 2006 and 2005

Benefit Payments

Benefit payments are recorded when paid.

Administrative Costs

Administrative expenses, including Trustee recordkeeping expenses and audit fees, are paid by the Plan. Certain other administrative fees are paid by Avon. Each fund bears its own applicable expenses for investment management fees.

3.	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2006 and 2005:

(in thousands of dollars)	2006	2005
Common stock of Avon Products, Inc.
Participant-directed	$72,533	$64,240
Non participant-directed	133,262	119,368
JPMorgan Fleming Stable Value Fund	114,150	117,868
Northern Trust S&P 500 Index	65,668	61,937
American Century Growth Fund	47,457	49,706
Columbia Acorn International Fund	39,651	38,092
Fidelity Diversified International Fund	35,814	27,836

During the year ended December 31, 2006, the Plan’s investments (including investments bought, sold, and held closing the year) appreciated in value as follows:

(in thousands of dollars)	2006
Mutual funds	$13,464
Common stock of Avon	28,979
Common/collective trusts	9,257

Net appreciation in fair value of investments	$51,700

Avon Personal Savings Account Plan

Notes to Financial Statements

December 31, 2006 and 2005

4.	Nonparticipant-directed Investments

Information about the net assets available for benefits at December 31, 2006 and 2005 and the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments for the year ended December 31, 2006:

(in thousands of dollars)	2006	2005
Net assets
Avon common stock	$133,262	$119,368

(in thousands of dollars)	2006
Changes in net assets
Employer contributions	$12,130
Dividends and interest	2,854
Net appreciation in the fair value of investments	18,318
Benefits paid to participants	(14,895)
Transfers to participant-directed investments	(4,826)
Other transfers	526
Administrative expenses	(213)

	$13,894

5.	Plan Termination

Avon intends to continue the Plan indefinitely, but reserves the right to amend, suspend, or discontinue the Plan in whole, or in part, at any time by action of the Board of Directors of Avon. Upon termination of the Plan, a participant would receive the full value of his or her share in the funds, including all employer contributions.

The operation of the Plan, including the obligation of the employer to make matching contributions, is expressly conditioned upon continued qualification of the Plan and any amendments under the Code, the continued deductibility under Section 404 of the Code of the employer’s contributions and upon continued exemption of the trust under Section 501(a) of the Code.

6.	Tax Status

The Plan obtained its latest determination letter on April 19, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed, and to the best of their knowledge, being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Avon Personal Savings Account Plan

Notes to Financial Statements

December 31, 2006 and 2005

7.	Related Party Transactions

Certain Plan assets are invested in shares of mutual funds that are managed by JPMorgan Chase Bank, the trustee as defined by the Plan and therefore those transactions qualify as party-in-interest transactions.

The Plan invests in Avon common stock which is exempt from the party-in-interest transaction prohibition of ERISA. Participant loans are also considered party-in-interest transactions.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets at December 31, 2006 and 2005 and the net increase in net assets available for benefits for the year ended December 31, 2006 per the financial statements to Form 5500:

(in thousands of dollars)	2006	2005
Net assets available for benefits at contract value per the financial statement	$611,611	$573,937
Qualified Non-Elective Contributions accrual	—	220
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,223)	—

Net assets per Form 5500	$609,388	$574,157

Net increase in net assets available for benefits per the financial statement	$37,674
Qualified Non-Elective Contributions	(220)
Adjustment of investment contracts to fair value	(2,223)

Net income per Form 5500	$35,231

Avon Personal Savings Account Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at end of Year)

December 31, 2006 and 2005

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current fair value
*	Avon Products, Inc.	Common stock	$130,046,279	$205,794,666
	American Century Growth Fund	Mutual funds	**	47,456,518
	American Century Ultra Fund	Mutual funds	**	1,926,245
	Columbia Acorn International Fund	Mutual funds	**	39,650,748
	Fidelity Diversified International Fund	Mutual funds	**	35,814,240
	Fidelity Freedom 2010 Fund	Mutual funds	**	2,674,712
	Fidelity Freedom 2020 Fund	Mutual funds	**	3,840,797
	Fidelity Freedom 2030 Fund	Mutual funds	**	1,529,905
	Fidelity Freedom 2040 Fund	Mutual funds	**	1,553,442
	Fidelity Freedom Income Fund	Mutual funds	**	1,782,881
	Neuberger & Berman Socially Responsive Trust	Mutual funds	**	6,472,711
	PIMCO Total Return Fund	Mutual funds	**	24,662,071
	Royce Total Return Fund	Mutual funds	**	5,300,428
	T. Rowe Price Equity Income Fund	Mutual funds	**	15,377,102
	T. Rowe Price Mid-Cap Fund	Mutual funds	**	11,107,365
	Tweedy, Browne Global Value Fund	Mutual funds	**	10,332,926
	Vanguard Explorer Fund	Mutual funds	**	5,572,859

	Total mutual funds			215,054,950

*	JPMorgan Intermediate Bond Fund	Common/collective trust	**	110,446,915
*	JPMoran Liquidity Fund	Common/collective trust	**	1,258,099
*	Synthetic wrapper***	Synthetic wrapper	**	—
*	U.S. Treasury N/B	U. S. Treasury N/B	**	119,194

	Total JPMorgan Fleming Stable Value Fund			111,824,208

	Northern Trust S&P 500 Index	Common/collective trust	**	65,667,945

*	JPMorgan Domestic Liquidity Fund	Cash equivalents	**	11,797

*	Participant loans	Interest rates ranging from 5.0% to 10.5% during 2006	—	11,031,407

	Total			$609,384,974

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed funds.
***	Counterparties include IXIS Capital Markets, State Street Bank and Monumental Life Insurance.

33.3% of the wrapper value is attributable to each company.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, trustees (or other persons who administer for the Avon Personal Savings Account Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avon Personal Savings Account Plan
(Name of Plan)
Date: June 27, 2007
/s/ Richard J. Valone
Richard J. Valone
Vice President & Treasurer